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EXHIBIT 12.1

Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	For the Years Ended December 31,
	2011		2010		2009		2008		2007
Excluding interest on deposits	1.43	x	(6.10	)x	3.23	x	3.87	x	6.86	x
Including interest on deposits	1.13	x	(0.41	)x	1.49	x	1.62	x	1.58	x
Net (loss) income	$(30,330)		$(34,758)		$20,124		$26,473		$26,806
Income tax provision (benefit)	33,625		(33,790)		10,686		16,282		17,309

Income (loss) before income taxes	3,295		(68,548)		30,810		42,755		44,115
Cumulative effect of change in accounting principles	—		—		—		(1,876)		(82)

Adjusted income (loss) before income taxes	$3,295		$(68,548)		$30,810		$40,879		$44,033
Earnings before income taxes and fixed charges including interest on deposits	$29,542		$(22,218)		$93,321		$107,048		$120,319

Earnings before income taxes and fixed charges excluding interest on deposits	$11,001		$(59,314)		$44,631		$55,136		$51,553

Interest on deposits	18,541		$37,096		$48,690		$51,912		$68,766
Interest on other borrowings	4,048		5,608		10,201		14,102		7,520
Preferred stock dividends	3,658		3,626		3,620		155		—

Total fixed charges and preferred stock dividends, including interest on deposits	$26,247		$46,330		$62,511		$66,169		$76,286

Total fixed charges and preferred stock dividends, excluding interest on deposits	$7,706		$9,234		$13,821		$14,257		$7,520

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  EXHIBIT 12.1
Ratio of Earnings to Fixed Charges (Dollars in Thousands)